Exhibit 3.1

Certificate of Amendment of

Certificate of Designations of

Series H-7 Convertible Preferred Stock of

AYRO, Inc.

Pursuant to Section 242 of the

Delaware General Corporation Law

This Certificate of Amendment to the Certificate of Designations of Series H-7 Convertible Preferred Stock (the “Amendment”) is dated as of February 9, 2024.

WHEREAS, the board of directors (the “Board”) of AYRO, Inc., a Delaware corporation (the “Company”), pursuant to the authority granted to it by the Company’s Certificate of Incorporation (the “Certificate of Incorporation”) and Section 151(g) of the Delaware General Corporation Law (the “DGCL”), has previously fixed the rights, preferences, restrictions and other matters relating to a series of the Company’s preferred stock, consisting of 22,000 authorized shares of preferred stock, classified as Series H-7 Convertible Preferred Stock (the “Preferred Stock”) and the Certificate of Designations of the Preferred Stock (the “Certificate of Designations”) was initially filed with the Secretary of State of the State of Delaware on August 9, 2023 evidencing such terms;

WHEREAS, pursuant to Section 32(b) of the Certificate of Designations, the Certificate of Designations or any provision thereof may be amended by obtaining the affirmative vote at a meeting duly called for such purpose, or written consent without a meeting in accordance with the DGCL, of the holders of at least a majority of the outstanding shares of Preferred Stock (the “Required Holders”), voting separately as a single class, and with such stockholder approval, if any, as may then be required pursuant to the DGCL and the Certificate of Incorporation;

WHEREAS, the Required Holders pursuant to the Certificate of Designations have consented, in accordance with the DGCL, on February 7, 2024, to this Amendment on the terms set forth herein; and

WHEREAS, the Board has duly adopted resolutions proposing to adopt this Amendment and declaring this Amendment to be advisable and in the best interest of the Corporation and its stockholders.

NOW, THEREFORE, this Amendment has been duly adopted in accordance with Section 242 of the DGCL and has been executed by a duly authorized officer of the Corporation as of the date first set forth above to amend the terms of the Certificate of Designations as follows:

1.	Section 33(mm) of the Certificate of Designations is hereby amended and restated to read as follows (emphasis added):

(mm) “Installment Date” means (i) with respect to the first Installment Date, February 7, 2024, which can be changed to one of the following dates if the Buyer provides at least 20 Trading Days prior notice to the Company and returns to the Company all Pre-Installment Conversion Shares previously received from the Company, or the Company and the Buyer mutually agree, that the first Installment Date shall not be February 7, 2024 and shall be one of the following dates instead: (a) May 7, 2024, (b) August 7, 2024, (c) November 7, 2024, (d) February 7, 2025 or (e) August 7, 2025, as elected by a Buyer upon written notice delivered to the Company on or prior to the 30th Trading Day preceding such date or such other date as mutually agreed upon by the Company and the Buyer, (ii) thereafter, the first Trading Day of each calendar month immediately following the previous Installment Date for eleven (11) calendar months, which shall not be later than the Maturity Date, unless extended by mutual agreement of a Holder and the Company.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Corporation has caused this Amendment to be signed by its duly authorized officer this 9 day of February, 2024.

AYRO, Inc.

By:	/s/ Joshua Silverman
Name:	Joshua Silverman
Title:	Executive Chairman